September 1, 2021

Securities & Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, DC 20549
Re:	Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Sir/Madam:

On behalf of Mutual Fund Series Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 486 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of this filing is to revise the principal investment objective and strategy disclosures for the Catalyst Multi-Strategy Fund (to be renamed “Catalyst Income and Multi-Strategy Fund”).

If you have any questions, please contact me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Philip.Sineneng@ThompsonHine.com Phone: 614.469.3217	4844-6684-9649.6